OPINION RESEARCH CORPORATION℠

2001 Annual Report

Insight Beyond Measure℠



more than 60 years of history



Opinion Research Corporation was founded more than 60 years ago to apply the methodologies of public opinion polling to marketing issues facing America's largest companies. As enterprises expanded worldwide in search of new markets, our international development paralleled their needs for global marketing services—incorporating the latest technological advancements—from a trusted, valued partner.

Today, the Company operates as three complementary businesses: ORC International, which conducts global marketing research; ORC Macro, which specializes in research, social marketing and information technology, and ORC ProTel, which provides premium-quality teleservices.

With complementary capabilities in global research and marketing services...with resources spanning more than 100 countries across six continents...and with analysis that makes a discernible difference, Opinion Research Corporation provides businesses, governments and social institutions worldwide with "Insight Beyond Measure."

contents

a history of growth

Record of 20% Long Term Growth


Revenues
(Millions)
$180
$150
$120
$90
$60
$30
$0
'97
'98
'99
'00
'01


5 Year Growth Rates
(1996-2001)
30%
25%
20%
15%
10%
5%
0%
Proforma Diluted EPS(1)
Operating Income
EBITDA
Revenue

in thousands, except per share amounts	2001	2000	1999	1998	1997
Revenues	$ 176,909	$ 160,909	$118,621	$ 73,167	$ 56,673
EBITDA	$ 17,256	$ 18,930	$ 14,270	$ 8,952*	$ 5,455
Operating Income	$ 8,825	$ 11,652	$ 8,463	$ 4,810*	$ 2,801
Net Income	$ 1,616	$ 3,304	$ 2,514**	$ 1,551*	$ 1,151
Proforma Diluted EPS[1]	$ 0.71	$ 1.06	$ 0.90**	$ 0.57*	$ 0.38
Diluted EPS	$ 0.27	$ 0.65	$ 0.58**	$ 0.36*	$ 0.28
Diluted Shares	5,992	5,053	4,332	4,355	4,146

[1] Proforma Diluted EPS adds back to net income, goodwill amortization expense after tax, and is intended to reflect the proforma application of FAS 142, assuming no impairment charges

* Excludes unusual charge of $2.47 million or $0.36 per share and extraordinary loss on debt refinancing of $150,000 or $0.04 per share

** Excludes extraordinary loss on debt refinancing of $90,000 or $0.02 per share

insight beyond measure



John F. Short
Chairman,
Chief Executive Officer
& President

I am pleased to report that 2001 was a year of substantial progress for Opinion Research Corporation. As one key measure of our success, we extended our *long-term history of top line growth with revenues increasing by 10% to a record* $177 million, despite challenging market conditions. Revenues have now risen at a compound annual rate of 30%, through both organic growth and strategic acquisitions, over the past five years. Just as importantly, we made great strides in implementing organizational and technological improvements throughout the organization to establish a new platform for growth that will enable us to maintain the highest levels of performance.

This past year witnessed a distinct pause in the marketing information services industry. This, combined with the restructuring of our U.S. Market Research business, resulted in a decline in our net income to $1.6 million as compared to $3.3 million in 2000. But, it did not undermine the larger forces that have propelled this industry ahead at double-digit rates for the past decade. These trends - globalization, outsourcing and management's increasing preoccupation with the quantification of market behavior - promise to quickly restore demand from leading companies anxious to strengthen their competitive position through a better and richer understanding of their customers.

The increasing risk associated with investments in developing new products and entering new markets supports the need for better, more quantified market and customer information. As the pace of change accelerates, competitive pressures intensify and risks are further heightened. Managing these risks requires increasingly quantitatively supported decision-making. Globalization is pushing more organizations into new markets, which leads to a demand for factual market data to evaluate their alternative market entry and targeted customer strategies. In-house information departments are downsizing and in some companies closing, increasing the need for independent organizations with deeper resources and more experience to provide the required marketing research and intelligence.

New platform for growth

These long-term trends, which portend continued demand for marketing information services, provide an even more favorable backdrop for companies with resources and capabilities such as Opinion Research Corporation. Over the past year, we have moved deliberately to implement improvements and seize the opportunities of these emerging trends. We have invested in new products and new services, added new leadership and have developed new strategies, which will leverage our long heritage and optimize the value of our premier brand.

The Company's legacy is our ability to provide the world's leading organizations with high-quality, measurement-based information on markets, or other matters of importance, supporting their most critical investment decisions. Leading commercial and social organizations have entrusted their data collection, analysis and reporting needs to the Company, in many cases in relationships that span decades. Now, these organizations are in need of additional help implementing new Brand, Loyalty or Market Assessment strategies built upon the tangible, measurement-based information we deliver.

There is a significant growth potential in new service offerings that capitalize on this emerging, unserved market for a unified data collection and consulting capability. Our service offering, which directly addresses this opportunity, interconnects our state-of-the-art data collection techniques and our measurement-based information resources with our newly added world-class consulting expertise to provide a solution to clients' concerns about market behavior and the actions they should take to improve performance. To augment our existing expertise and intellectual capital, we've hired accomplished Brand and Loyalty strategists, with plans to add a third strategist to another of our areas of strength, Market Assessment.

Our ability to anticipate and meet these evolving market demands will enable us to better leverage one of our most valuable assets, our extensive intellectual capital. To maintain our leadership position, last year I established a goal to make Opinion Research Corporation the industry's employer of choice. This vision is being realized by strengthening our management team and through programs to develop our professional staff. To lead our global marketing research efforts, James C. Fink, Ph.D. joined ORC as Head of Worldwide Marketing Research. Jim's objective is to leverage our extensive human capital and other global resources through better integration and by developing new value-added service offerings. James C. Burke also joined our management team in 2001 as Chief Human Resource Officer. In this role, he is tasked with developing an organizational environment that will firmly entrench our reputation as the industry's employer of choice. Both of these leaders have demonstrated the ability to develop the skills and talents of a highly motivated workforce.

In addition to the growth opportunities of our new advisory services offering, we will also be introducing other new services in 2002 built around our strategy to provide higher value-added services. Two of the most exciting are our new corporate brand database and our new inbound sales and customer care capability. Both of these new service offerings are natural extensions of existing skills and capabilities and address large markets that are expected to rapidly expand.

On the *move...*

The other key to our success is our ability to continually improve the efficiency, quality and timeliness of data collected from around the world. We are responding to the challenges of compressed schedules and higher volumes by investing in new technology and through the development of new data collection techniques. As a result, the proportion of our business attributable to technological services continues to increase. In 2001, for instance, Internet related revenues rose again. These revenues stem from a variety of services including web-based technology and databases, among others. We are also moving swiftly to improve the efficiency of our entire infrastructure by accelerating the integration of our various data collection centers and through better use of common resources.

In recognition of the Company's record of long-term growth, Fortune Small Business magazine named the Company to its list of the "100 Fastest Growing Small Companies". This honor complements last year's recognition as one of Forbes magazine's "200 Best Small Companies". Both honors acknowledge the hard work and dedication of loyal employees around the world.

Finally, to help increase the liquidity of the Company's stock and improve our visibility in the financial community, the Company moved its stock listing to the NASDAQ. Many investors have since told us they agree with this decision and feel a NASDAQ listing will prove beneficial to the Company's shareholders.

Opinion Research Corporation's heritage is unparalleled. We have been meeting the marketing information services needs of the world's largest organizations for over sixty years. We have long-term relationships with blue-chip companies, numerous Federal agencies and many other, prestigious organizations. We have one of the industry's most formidable, global infrastructures with offices throughout the world and experience in 100 countries on six continents. These are all attributes that will define tomorrow's leading organizations.

Opinion Research Corporation is a company that is on the move. With new products and services, new leadership and an evolving new strategy we are bracing for the new opportunities of a dynamic, growing market. Despite last year's setbacks caused by the general economic malaise and the events of September 11, we managed to rebound and ended 2001 with improving performance. Entering 2002, we have an existing contract backlog of more than $200 million and are consistently generating strong cash flows.

We sincerely appreciate the support and encouragement of our many shareholders and believe that their continued commitment to Opinion Research Corporation will be rewarded.

John F. Short
Chairman, Chief Executive Officer, & President
Opinion Research Corporation

value added consulting services and global integration

Insight Beyond Measure

business in review

Commercial Market Research

Revenues in the Company's commercial market research business reached a record $63 million in 2001. These results include a full year's contribution from C/J Research, acquired in August of 2000. The Company's commercial market research business provides global blue chip organizations with critical information about their customers. Our global clients use this information about their markets, their image and other important aspects of their business for key investment decisions.

The marketing information services industry helps organizations better understand their customers. Over the past twelve months this industry endured one of its most challenging years. Global economic weakness in general, and the devastating events of September 11 in the United States, slowed overall industry growth to rates well below historical norms.

Despite these challenging conditions, 2001 was a year of many accomplishments in our commercial market research business. In July, James C. Fink, Ph.D. joined the Company as Head of Worldwide Marketing Research. In this newly created role, Jim is leading the Company's global commercial market research business, integrating operations situated throughout North America, Europe and Asia. These efforts are expected to leverage the Company's extensive global infrastructure and intellectual property as we implement our strategy emphasizing higher value-added consulting services.

In our international business, revenues from our United Kingdom office increased 14% in local currency in 2001. Our international operations are experiencing a very favorable response to their consulting capabilities and their use of advanced analytics and intelligent application of technology to provide state-of-the-art solutions. In addition, in the UK we gained share in the public sector market where we are making a concerted marketing effort. Public sector spending levels in 2001 were one area that remained largely insulated from economic circumstances. We expect to maintain our competitive advantage by offering clients creative solutions built upon our innovative implementation of new research methodologies and development of new value-added service offerings.

Efforts in the United States in 2001 focused on the integration of the C/J Research acquisition and on developing more value-added, market-responsive consulting capabilities. The addition of C/J and its consumer-oriented service offerings enables the Company to address a broader market of client needs through a much richer and deeper portfolio of research capabilities. This should enable the Company to capture an increasing share of our clients' total research budget.

Worldwide resources, **extensive knowledge,** technologically advanced infrastructure

We are also making the necessary changes to implement our strategy, calling for a more prominent role for our consultative skills and capabilities. As of early 2002, we have added new strategists to our Brand and Loyalty practices. The strategic consulting capabilities being developed within each of our practice areas of expertise will enable the Company to enhance the value of our relationships. By offering a research-based strategic capability, the Company can provide the market with a comprehensive solution to issues of Brand, Loyalty and Market Assessment, the primary determinants of major investment. Finally, to better reflect realistic business prospects, we initiated approximately $2 million in annual cost reductions throughout 2001.

The new year will also witness the introduction of exciting new products. The most prominent is a syndicated Corporate Brand database. This product has undergone significant development investment and will be supported by an extensive marketing effort throughout 2002. While 2002 will be a transition year for the commercial market research business, we believe our new management, new products, evolving strategy and right-sizing should lead to significantly improved results for the entire commercial market research business.

Social Research

Revenues in social research reached a record $95 million in 2001, results that benefited from a full year's contribution from SHS, acquired in October 2000. Our social research operations provide a number of services that help public sector organizations implement, manage and evaluate their programs. Governments are increasingly seeking to outsource some or all of the nongovernmental portions of their programs. This outsourcing is fueled by a policy objective of maintaining staffing flexibility and of focusing public sector employees on policy making and other inherently governmental functions, rather than on service delivery. It is also driven by a projected loss to retirement of a significant portion of the existing workforce.

Outsourced services tend to be operational in nature and highly diverse. A single contract may call for such varied services as market research, website construction and operation, managing a clearinghouse and staffing a toll free telephone line. The Company, with its broad array of service offerings and excellent record of performance, is well-situated to capitalize on the growth of this market segment. Demand for these services is fueling the growth of a market we helped pioneer and which we have been serving for over 35 years.

Last year, the Company made a number of improvements to strengthen its competitive position and to prepare for evolving market needs. A major focus has been to ensure that our business processes and knowledge management systems optimally integrate the skills and capabilities found throughout the Company to enable us to meet the requirements of larger, more challenging outsourcing assignments. The extensive resources of our combined social and commercial market research operations have enhanced our ability to compete for and win new global engagements.

backlog... $200 million

Insight Beyond Measure

A specific focus has been on integrating our acquisition of SHS into our Social Research group. SHS' capabilities in creative communications, outsourced government websites and in-bound call centers complement existing capabilities in communications evaluation, out-bound call centers, and related technologies. This effort has already resulted in a number of projects that integrated SHS with other Social Research capabilities, resulting in new work in health and education. We believe that there are numerous opportunities for future growth in communications and related areas across the entire Company.

New public sector contracts increasingly demand worldwide physical resources, extensive programmatic knowledge and a technologically advanced infrastructure. Traditionally distinct services such as research, communications, and systems development are becoming intertwined in innovative ways. Focused development of relevant information technology, in combination with other disciplines, has resulted in new, compelling value propositions to our clients.

The evolving and complex nature of these public sector contracts demands an equally comprehensive set of organizational capabilities, including subject matter expertise, global infrastructure and technological sophistication. Most importantly, it requires experience working with and understanding the needs of public agencies. Over the years the Company has added to its public sector resources both organically, by developing new skills and systems, and through acquisitions, most recently in the areas of communications and technology. These investments continue to pay dividends by affording the Company a fully integrated service platform. This depth and breadth of resources provides a formidable competitive advantage compared to more narrowly focused organizations with limited resources and capabilities.

In addition to our efforts to add capabilities and more fully integrate the Company's resources, opportunities are being sought in areas offering the greatest growth prospects. In the past year, for example, the Company has significantly expanded its work in education, including Internet-based surveys for the National Center for Education and other program evaluation projects. We have also expanded our work with the National Institutes of Health, whose budget is slated to double over the next few years.

Since our Company's resources have a common, measurement-based orientation, we are continuing to find new ways to improve our effectiveness and efficiency through the leveraging of our extensive resources and infrastructure. For example, new products and services developed under cost-plus governmental contracts, particularly technological developments in database and Internet applications, are being adapted for our commercial research customers. Advanced analytical and information technology resources are shared across the commercial and social research business units. In addition, by integrating our call centers, we can better leverage this investment and more effectively manage the ebb and flow of previously separate social and commercial research call volumes.

Teleservices **EBITDA** margins better than 20%

Public sector contracts are generally fairly large in size and long-term in nature. Heading into 2002, our backlog of public sector contracts is approximately $200 million on the strength of a 36% increase in 2001 bookings compared to 2000. The size and nature of this backlog offers a high degree of confidence of future revenues and gross margins. Our efforts to better integrate capabilities and to penetrate new government programs should enable us to generate consistent social research top and bottom line growth.

Complementary Services

The Company's largest complementary service is teleservices. In 2001, despite a difficult environment that dampened organic revenue growth, teleservices had another outstanding year, maintaining its historical EBITDA margins of better than 20%.

During the last year, our teleservices operation completed the centralization of quality assurance functions, including verification, monitoring and reporting. This is an important step towards maintaining and improving the overall quality of service that has earned us a leading reputation in our industry. In addition, to further improve service and efficiency, we developed and centralized our databases.

Our plans are to grow our teleservices business by leveraging our high quality services with a new inbound product. An inbound sales and customer care capability will be introduced over the course of the year. Over time, our inbound business could serve as a platform for a variety of new service offerings leveraging our Loyalty market research expertise. The rapidly expanding customer relationship management market offers growth opportunities for both of these capabilities independently, but even more so in the form of new integrated service offerings.

Insight Beyond Measure



financial **results**

SELECTED FINANCIAL DATA

(in thousands, except per share data)

	For the Year Ended December 31, 2001	2000	1999	1998	1997
Operating Data:					
Revenues	$ 176,909	$ 160,909	$ 118,621	$ 73,167	$ 56,673
Operating income [1]	8,825	11,652	8,463	2,340	2,801
Extraordinary loss on debt refinancings, net of tax of $60 and $133 [2]	-	-	(90)	(150)	-
Net income (loss)	**$ 1,616**	**$ 3,304**	**$ 2,424**	**$ (170)**	**$ 1,151**
Weighted average common shares outstanding	5,762	4,692	4,244	4,202	4,144
Income before extraordinary loss per common share	$ 0.28	$ 0.70	$ 0.59	$ 0.00	$ 0.28
Extraordinary loss per common share	-	-	(0.02)	(0.04)	-
Net income (loss) per common share	**$ 0.28**	**$ 0.70**	**$ 0.57**	**$ (0.04)**	**$ 0.28**
Adjusted weighted average common shares and assumed conversions	5,992	5,053	4,332	4,202	4,146
Income before extraordinary loss per diluted share	$ 0.27	$ 0.65	$ 0.58	$ 0.00	$ 0.28
Extraordinary loss per diluted share	-	-	(0.02)	(0.04)	-
Net income (loss) per diluted share	**$ 0.27**	**$ 0.65**	**$ 0.56**	**$ (0.04)**	**$ 0.28**
Balance Sheet Data:					
Total assets	$ 112,916	$ 115,957	$ 91,966	$ 50,610	$ 32,480
Total debt [3]	$ 55,462	$ 51,842	$ 47,438	$ 18,320	$ 6,652

[1] In the fourth quarter of 1998, the Company took an unusual pre-tax charge of $2,470 for expenses incurred in relation to a separation agreement with the Company's former Chairman and CEO and the buy-out of his pre-existing employment contract.

[2] In the second quarter of 1999 and 1998, the Company recorded extraordinary losses of $90 and $150, net of tax benefits of $60 and $133, respectively, due to the write-off of unamortized loan origination fees associated with debt refinancings.

[3] Amounts presented include capital lease obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in thousands)

OVERVIEW

The Company was established in 1938 to apply the principles of general public opinion polling to marketing issues facing America's largest companies. The Company has evolved to provide primary market research, social research, information services, marketing services, and telemarketing. The Company assists its commercial clients in the evaluation, monitoring and optimization of their marketing and sales efforts, addressing issues such as customer loyalty and retention, market demand and forecasting, and corporate image and competitive positioning. The Company performs public sector primary research and provides information technology, communications, and other consulting services, primarily to agencies of the United States federal government and state and local governments. The majority of the Company's governmental projects are in the areas of health, education, and international aid. The Company's telemarketing services consist principally of outbound customer acquisition services.

The Company completed its initial public offering in October 1993. Between 1993 and 1997, as part of its globalization strategy, the Company established its presence in the U.K., Asia and Mexico through various acquisitions. In January 1998, the Company acquired ProTel Marketing, Inc. ("ORC ProTel" or "ProTel"), a high quality telemarketing company based in Lansing, Illinois, which enabled the Company to combine market research expertise with telemarketing services. In May 1999, the Company acquired Macro International Inc. ("ORC Macro" or "Macro"), a predominately public sector research, consulting and technology company based in the Washington, D.C. area. The Macro acquisition substantially increased the Company's presence in the public sector. In September 2000, the Company acquired C/J Research, Inc. ("C/J"), and in November 2000, acquired Social and Health Services, Ltd. ("SHS"). The two acquisitions in 2000 provided expansion opportunities for the Company in the areas of consumer research, social research and information management.

RESULTS OF OPERATIONS - 2001 COMPARED TO 2000

Revenues

Revenues for 2001 increased $16,000, or 10%, to $176,909 in 2001 from $160,909 in 2000. The acquisitions of C/J and SHS (the "Acquisitions") accounted for $21,408, of this increase. Excluding the impact of the acquisitions, revenues declined $4,130, or 3%, in the research business, of which $1,176 was due to the appreciation of the U.S. dollar, and $1,278, or 6%, in the teleservices businesses, with both segments experiencing lower demand for services.

Cost of Revenues

Cost of revenues increased $15,550, or 15%, to $121,525 in 2001 from $105,975 in 2000. The Acquisitions accounted for $16,855 of this increase. Excluding the impact of the Acquisitions, cost of revenues in the research business declined $461. Before the impact of the appreciation of the U.S. dollar against other currencies, which reduced cost of revenues by $817, cost of revenues in the research business increased $356 reflecting inefficiencies at the lower level of service provided. In the teleservices business, cost of revenues decreased $844, or 8%, reflecting the lower level of services provided.

Gross profit as a percentage of revenues for the Company decreased to 31% in 2001 from 34% in 2000 due to the impact of the Acquisitions, for which the gross profit percentage for 2001 was 23%. Excluding the impact of the Acquisitions, the gross profit percentage for the research business decreased to 31% in 2001 from 32% in 2000 and the gross profit percentage for the teleservice business increased to 49% in 2001 from 48% in 2000.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses ("SG&A") increased $2,124, or 6%, to $38,128 in 2001 from $36,004 in 2000. The Acquisitions resulted in an increase in SG&A of $2,635. As a percent of revenues, consolidated SG&A decreased to 21.6% in 2001 from 22.4% in 2000.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $1,153, or 16%, to $8,431 in 2001 from $7,278 in 2000. The Acquisitions accounted for $679 of the increase. Earnout payments made in connection with prior acquisitions resulted in a $473 increase in goodwill amortization. Depreciation and amortization on a consolidated basis increased to 4.8% of revenues in 2001 from 4.5% in 2000.

Interest and Other Non-Operating Expenses

Interest and other non-operating expenses decreased $268, or 5%, to $5,413 in 2001 from $5,681 in 2000. The decrease is due to a decrease in interest expense of $114, resulting from lower interest rates offset in part by additional borrowings to fund one of the Acquisitions and acquisition related payments, and a decrease of $154 in other non-operating expenses.

Provision for Income Taxes

The provision for income taxes for 2001 and 2000 was $1,796 and $2,667, respectively. The provisions for these years are higher than the amount that results from applying the federal statutory rate to income primarily because of amortization of non-deductible goodwill generated from acquisitions throughout the years and the impact of state taxes.

Net Income

Net income for 2001 and 2000 was $1,616 and $3,304, respectively.

Revenues

Revenues for 2000 increased $42,288, or 36%, to $160,909 in 2000 from $118,621 in 1999. The acquisitions of Macro, C/J and SHS (the "Acquisitions") accounted for $40,948, of this increase. Revenue increases for the remainder of the Company were due principally to the improvements in the Company's teleservices business, where revenue increased by $2,837, or 17%, offset by a decrease in revenues of $1,497, or 3%, from the Company's market research business. The appreciation of the U.S. dollar against the U.K. pound accounted for $1,129 of the decrease in market research revenues.

Cost of Revenues

Cost of revenues increased $30,126, or 40%, to $105,975 in 2000 from $75,849 in 1999. The Acquisitions accounted for $28,767 of this increase. Cost of revenues for the Company's market research business decreased by $155 to $34,701 from $34,856 in 1999, while cost of revenues for the teleservices business increased by $1,514, or 17%, to $10,223 in 2000 from $8,709 in 1999.

Gross profit as a percentage of revenues for the Company decreased to 34% in 2000 from 36% in 1999 due to the impact of the Acquisitions, for which the gross profit percentage for 2000 was 29%. The gross profit percentage for the market research business decreased to 37% in 2000 from 39% in 1999 and the gross profit percentage for the teleservice business was 48% in both 2000 and 1999.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses ("SG&A") increased $7,502, or 26%, to $36,004 in 2000 from $28,502 in 1999. The Acquisitions accounted for $6,870, or 92%, of the increase while non-acquisition SG&A increased by $632, or 3%. As a percent of revenues, consolidated SG&A decreased to 22% in 2000 from 24% in 1999.

The lower gross profit and lower SG&A percentages for the Acquisitions are due to the nature of the businesses, as approximately 80% of the Acquisitions' business is conducted with government entities. Consequently, in accordance with the prescribed accounting procedures for government contractors, the Acquisitions' cost of revenues reflect certain costs attributable to contract projects which the Company classifies as general and administrative expenses for other operating segments. Therefore, the inclusion of the Acquisitions in the operating results of the Company has, and will continue to have, the effect of lowering, as a percentage of revenues, the consolidated gross profit and SG&A.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $1,471, or 25%, to $7,278 in 2000 from $5,807 in 1999. The Acquisitions accounted for $1,136, or 77%, of the total increase. Depreciation and amortization on a consolidated basis decreased to 4.5% of revenues in 2000 from 4.9% in 1999.

Interest and Other Non-Operating Expenses

Interest and other non-operating expenses increased $1,676, or 42%, to $5,681 in 2000 from $4,005 in 1999. The increase in interest expense is attributable to the additional borrowings incurred during 2000 to fund two of the Acquisitions and to higher interest rates.

Provision for Income Taxes

The provision for income taxes for 2000 and 1999 was $2,667 and $1,944, respectively. The provisions for these years are higher than the amount that results from applying the federal statutory rate to income primarily because of amortization of non-deductible goodwill generated from acquisitions throughout the years and the impact of state taxes.

Extraordinary Loss

The Company recorded an extraordinary loss, net of tax benefits of $90, in 1999. This non-cash charge was due to the write-off of unamortized loan origination fees associated with a debt refinancing.

Net Income

Net income for 2000 and 1999 was $3,304 and $2,424, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, working capital was $17,853. Net cash generated by operations for 2001 was $9,350 as compared to $11,003 in 2000. The decrease is due to a decrease in current period net income combined with an increase in working capital requirements. For 2001, the net cash provided by operating activities was primarily generated by net income, after adjusting for depreciation and amortization, totaling $10,047, and a decrease in accounts receivable of $3,260, offset by decreases in payables and accrued expenses of $2,061. For 2000, the net cash provided by operating activities was primarily generated by net income, after adjusting for depreciation and amortization, totaling $10,582, an increase in payables and accrued expenses of $4,959, offset by an increase in accounts receivable of $4,292.

Investing and financing activities for 2001 included capital expenditures of $3,934, earn-out payments of $8,726 to previous ProTel and Macro shareholders, and payments of $2,125 to previous C/J and SHS shareholders based on the respective asset/stock purchase agreements upon acquisition.

In May 1999, the Company entered into a credit agreement with a financial institution for a facility which provided $30,000 of term notes and up to $20,000 of revolving credit for a six-year term (the "Senior Facility"). The Senior Facility carried an interest rate at the discretion of the Company of either the financial institution's designated base rate plus 100 basis points or LIBOR plus 250 basis points for both revolving credit and term notes.

On October 4, 2001, the Company amended its Senior Facility increasing the amount available under the revolving credit to up to $24,000 and to shorten the maturity for both the revolving credit and the term notes to June 1, 2004 from May 31, 2005 (the "Amendment"). Additionally, the Amendment provides an increase in the interest rate to LIBOR plus 325 basis points or the financial institution's designated base rate plus 200 basis points. As of December 31, 2001, the Company had approximately $6,811 of additional credit available under the amended facility.

On September 1, 2000, the Company entered into a Purchase Agreement ("Purchase Agreement") with LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. (collectively, "LLR"). Pursuant to the terms of the Purchase Agreement, the Company sold, and LLR purchased, in a private placement; (i) 1,176,458 shares of the Company's Common Stock, (ii) 10 shares of the Series B Preferred Stock, and (iii) warrants to purchase 740,500 shares of the Company's Common Stock at an exercise price of $12.00 per share, for aggregate gross proceeds of $10 million (see Note 11 to the Consolidated Financial Statements for additional information concerning the LLR transaction). A portion of the proceeds received from this private placement was used to fund the C/J acquisition (see Note 3 to the Consolidated Financial Statements for additional information concerning the C/J acquisition).

The Company entered into a joint venture agreement during 2001 for the purpose of developing new research-based products. Through the end of 2002, it is expected that the Company will fund up to $1,000 in cash or services related to the joint venture. All amounts funded will be charged to expense. The Company expensed approximately $70 in 2001.

The Company believes that its current sources of liquidity and capital will be sufficient to fund its long-term obligations and working capital needs for the foreseeable future.

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on assumptions that are believed to be reasonable under the circumstances.

The Company believes that the implementation of the following critical accounting policies, used in the preparation of its consolidated financial statements, introduce the most significant levels of judgments and estimates.

Revenue Recognition

The Company recognizes revenues on the percentage of completion method, which relies on a periodic determination of the ratio of costs incurred to total estimated contract costs. The Company follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a project can be made. Recognized revenue and profit are subject to revisions as the project progresses to completion. Revisions in profit estimates are reflected in income in the period in which the facts that give rise to the revision become known. These revisions could be material to the Company's results of operations.

Goodwill and Other Intangible Assets

The Company has significant intangible assets related to goodwill and other identifiable intangible assets, such as non-competition agreements. The determination of the related estimated useful lives involves significant judgments. Changes in those useful lives could be material to the Company's results of operations.

In assessing the recoverability of the Company's goodwill and other identifiable intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets. During the year ended December 31, 2001, the Company did not record any impairment losses related to goodwill and other intangible assets in accordance with FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* On January 1, 2002, the Company adopted Statement No. 142, *Goodwill and Other Intangible Assets*, which requires the Company to analyze its goodwill for impairment in 2002, and then on a periodic basis thereafter. At the date of adoption, the Company reclassified assembled workforce intangible assets with an unamortized balance of $864 to goodwill. Based on a preliminary analysis under the requirements of Statement 142, which are different than the requirements of Statement 121, a potential goodwill impairment loss of approximately $250 to $300 in the Company's Mexican subsidiary may be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002.

INFLATION AND FOREIGN CURRENCY EXCHANGE

Inflation has not had a significant impact on the Company's operating results to date, nor does the Company expect it to have a significant impact through 2002. The appreciation of the U.S. dollar versus the British pound has negatively affected the Company's operating results in 2001. As the Company continues to expand its international operations, exposures to gains and losses from foreign currency fluctuations will increase. The Company may choose to limit such exposure by the purchase of forward foreign exchange contracts.

RISK FACTORS

Readers of this report should be aware that the following important factors, among others, in some cases have affected, and in the future could affect, the actual operating results of the Company and could cause the Company's actual consolidated results for 2002 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company:

The Company's success depends on the Company's ability to retain its existing clients and obtain new clients. The Company's clients generally may terminate the services it provides to them at any time. The loss of one or more of the Company's large clients or a significant reduction in business from such clients could have a material adverse effect on the Company. The existence of larger projects and long-term client relationships may increase the Company's reliance on particular projects and clients. In 2001, approximately 48% of the Company's revenue was generated by providing services to various U.S. governmental departments and agencies.

The Company's business may suffer if demand for its services declines. A number of factors that are beyond the Company's control can adversely affect the demand of the Company's existing clients for its services and impair its ability to attract new clients. These include marketing budgets, general economic conditions, consolidations, government spending, and other industry-specific trends. Changes in management or ownership of an existing client are factors that can affect the client's demand for the Company's services. As a result, the Company may provide different amounts of services to its clients from year to year, and these differences can contribute to fluctuations in the Company's operating results.

The Company's attempts to expand its operations into markets where the Company does not currently operate may not be successful and the Company's efforts to expand its international operations will be subject to added risks which are inherent in doing business abroad. Part of the Company's business strategy is to expand domestically and internationally, and to extend into related businesses through strategic acquisitions. There can be no assurance that the Company will be able to so expand or to identify targets for such acquisitions on terms attractive to the Company. Further, there can be no assurance that the Company's services will be sufficiently accepted to sustain its efforts to expand in selected international markets. International expansion will also subject the Company to risks inherent in doing business abroad, including adverse fluctuations in currency exchange rates, limitations on asset transfers, changes in foreign regulations and political turmoil. Furthermore, there can be no assurance that the Company will be able to integrate successfully the operations of any subsequently acquired company with its current operations.

The Company's business may suffer if the Company is unable to retain its key personnel. The Company is dependent upon the efforts and skills of certain key senior executives. The loss of the services of one or more of these individuals could have a material adverse effect on the Company. The Company does not currently maintain key man life insurance policies on any of the Company's executives other than John F. Short, the Company's chief executive officer, and the Company has employment agreements only with certain executive officers. Competition for senior management is intense, and the Company may not be successful in retaining key personnel or in attracting and retaining other personnel that the Company may require in the future.

The Company faces competition in its industry. The Company faces competition in connection with most of the individual services and products it provides. Although the Company believes that no single competitor offers a comparable combination of services and products, there can be no assurance that other companies, including some with greater financial resources than the Company, will not attempt to offer a range of services and products similar to those offered by the Company, or otherwise compete more effectively in the market research and information services industry. The Company regularly experiences significant competition for customers seeking market research services from a large number of competitors. These include market research companies, advertising agencies, and business consulting firms. The Company competes for public sector research services with a large number of firms that vary in size as well as with not-for-profit organizations. For outbound telemarketing services, the Company competes with a large number of telemarketing companies.

The Company does not currently pay dividends on its common stock and the Company does not expect to do so for the foreseeable future. The Company expects to retain its future earnings, if any, for the operation and expansion of its business, and to pay no cash dividends for the foreseeable future. The terms of the Company's current financing agreements prohibit the payment of dividends, and future agreements may also contain terms that limit the amount of dividends the Company may pay or prohibit any payment of dividends.

Anti-takeover provisions and the Company's right to issue preferred stock could make a third-party acquisition of the Company difficult. The Company's certificate of incorporation provides that the board of directors may issue preferred stock without stockholder approval. In addition, the Company's by-laws provide for a classified board, with each board member serving a three-year term. The board of directors has also adopted a stockholder rights plan, commonly referred to as a "poison pill." The issuance of preferred stock, the existence of a classified board, and the stockholder rights plan could make it more difficult for a third party to acquire the Company without board approval. These provisions could also limit the price that certain investors might be willing to pay in the future for the Company's common stock.

Trading Volume in the Company's Common Stock has historically been limited. There is a limited market for the Company's common stock. Selling the Company's shares may be difficult because smaller quantities of shares are bought and sold and security analysts' and the news media's coverage about the Company is limited. These factors could result in lower prices and larger spreads in the bid and ask prices for the Company's shares.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this Annual Report on Form 10-K, are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. These forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance and business, including:

- statements relating to the Company's business strategy;
- the Company's current and future plans; and
- statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions.

These forward-looking statements are subject to risks, uncertainties, and assumptions about the Company and its operations that are subject to change based on various important factors, some of which are beyond the Company's control. The following factors, among others, could cause the Company's financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in its forward-looking statements:

- fluctuations in demand for the Company's services;
- competition;
- the Company's dependence on key personnel;
- government funding of social research projects;
- leverage and debt service (including sensitivity to fluctuations in interest rates);
- domestic and global economic, credit and capital market conditions;
- foreign exchange fluctuations;
- changes in federal or state tax laws or the administration of these laws;
- regulatory or judicial proceedings; and
- certain other risks described in this Annual Report on Form 10-K.

If one or more of the assumptions underlying these forward-looking statements proves incorrect, the Company's actual results, performance or achievements in future periods could differ materially from those expressed in, or implied by, the forward-looking statements contained in this Annual Report on Form 10-K. Therefore, the Company cautions the readers not to place undue reliance on its forward-looking statements.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, whether as a result of new information, changed assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. The Company monitors its interest rate and foreign exchange rate exposures on an ongoing basis. Historically, the Company has entered into interest rate hedging contracts and will continue to evaluate their appropriateness. As of December 31, 2001, the Company was not a party to any interest rate hedging contracts.

It has not been the Company's practice to enter into foreign exchange contracts, but such contracts may be used in the future if the Company deems them to be an appropriate resource to manage the Company's exposure to movements in foreign currency exchange rates. The Company does not consider its current foreign exchange exposure, which is primarily related to changes between the U.S. dollar and the U.K. pound, to be material. Although the impact of changes in foreign exchange rates may be significant on the Company's revenues, cost of revenues and operating expenses when considered individually, the net impact on the Company's results of operations has not been significant.

The following table provides information about the financial instruments of the Company that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

Interest Rate Sensitivity
Principal Amount by Expected Maturity
Average Interest Rate

	2002	2003	2004	2005	2006	There-after	Total	Fair Value 12/31/01
Liabilities								
Long-term debt including current portion:								
Variable rate debt Average interest rate– LIBOR+3.25%	$ 4,500	$ 6,000	$ 30,689	-	-	-	$41,189	$41,189
Fixed rate debt–12%				$ 3,750	$ 7,500	$ 3,750	$15,000	$12,633

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Opinion Research Corporation

We have audited the accompanying consolidated balance sheets of Opinion Research Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Opinion Research Corporation and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

MetroPark, New Jersey
February 7, 2002

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31, 2001	December 31, 2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 2,355	$ 3,235
Accounts receivable:		
Billed	24,729	27,162
Unbilled services	13,255	14,185
	37,984	41,347
Less: allowance for doubtful accounts	284	246
	37,700	41,101
Prepaid and other current assets	2,575	2,319
Total current assets	42,630	46,655
Property and equipment, net	9,777	9,610
Intangibles, net	3,532	4,924
Goodwill, net	53,144	51,108
Other assets	3,833	3,660
	$ 112,916	$ 115,957
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 4,232	$ 4,737
Accrued expenses	9,897	13,683
Deferred revenues	4,397	4,834
Acquisition payable	-	3,226
Short-term borrowings	4,500	3,002
Other current liabilities	1,751	2,340
Total current liabilities	24,777	31,822
Long-term debt	50,913	48,776
Deferred income taxes	-	548
Other liabilities	893	951
Redeemable Equity:		
Preferred stock:		
Series B - 10 shares designated, issued and outstanding, liquidation value of $10 per share	-	-
Series C - 588,229 shares designated, none issued or outstanding	-	-
Common stock, 1,176,458 shares issued and outstanding	8,900	8,900
Stockholders' Equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized:		
Series A - 10,000 shares designated, none issued or outstanding	-	-
Common stock, $.01 par value, 10,000,000 shares authorized, 4,722,605 shares issued and 4,673,783 outstanding in 2001, and 4,474,412 shares issued and 4,436,554 outstanding in 2000	47	45
Additional paid-in capital	18,581	17,473
Retained earnings	9,851	8,235
Treasury stock, at cost, 48,822 shares in 2001, 37,858 in 2000	(261)	(186)
Accumulated other comprehensive loss	(785)	(607)
Total stockholders' equity	27,433	24,960
	$ 112,916	$ 115,957

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

	Year Ended December 31, 2001	2000	1999
Revenues	$ 176,909	$ 160,909	$ 118,621
Cost of revenues	121,525	105,975	75,849
Gross profit	55,384	54,934	42,772
Selling, general and administrative expenses	38,128	36,004	28,502
Depreciation and amortization	8,431	7,278	5,807
Operating income	8,825	11,652	8,463
Interest and other non-operating expenses, net	5,413	5,681	4,005
Income before income taxes and extraordinary loss	3,412	5,971	4,458
Provision for income taxes	1,796	2,667	1,944
Income before extraordinary loss	1,616	3,304	2,514
Extraordinary loss on debt refinancing, net of tax benefit of $60 in 1999	-	-	(90)
Net income	$ 1,616	$ 3,304	$ 2,424
Income before extraordinary loss per common share:			
Basic	$ 0.28	$ 0.70	$ 0.59
Diluted	$ 0.27	$ 0.65	$ 0.58
Extraordinary loss on debt refinancing per common share:			
Basic	$ -	$ -	$ (0.02)
Diluted	$ -	$ -	$ (0.02)
Net income per common share:			
Basic	$ 0.28	$ 0.70	$ 0.57
Diluted	$ 0.27	$ 0.65	$ 0.56
Weighted average common shares outstanding:			
Basic	5,762,383	4,691,859	4,244,026
Diluted	5,991,566	5,053,217	4,331,700

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock Shares	Treasury stock Amount	Total stockholders' equity
Balance, December 31, 1998	**4,282**	**$ 42**	**$14,216**	**$ 2,507**	**$ 112**	**38**	**$ (186)**	**$ 16,691**
Comprehensive income:								
Net income	-	-	-	2,424	-	-	-	2,424
Other comprehensive income:								
Foreign currency translation adjustments	-	-	-	-	(182)	-	-	(182)
Comprehensive income								2,242
Exercise of stock options	148	1	912	-	-	-	-	913
Common stock redeemed for the exercise of stock options	(137)	-	(936)	-	-	-	-	(936)
Compensation expense recognized for warrants issued	-	-	100	-	-	-	-	100
Warrants issued in association with debt refinancing	-	-	1,183	-	-	-	-	1,183
Balance, December 31, 1999	**4,293**	**43**	**15,475**	**4,931**	**(70)**	**38**	**(186)**	**20,193**
Comprehensive income:								
Net income	-	-	-	3,304	-	-	-	3,304
Other comprehensive income:								
Foreign currency translation adjustments	-	-	-	-	(537)	-	-	(537)
Comprehensive income								2,767
Exercise of stock options	37	-	168	-	-	-	-	168
Issuance of capital stock and warrants	145	2	1,830	-	-	-	-	1,832
Balance, December 31, 2000	**4,475**	**45**	**17,473**	**8,235**	**(607)**	**38**	**(186)**	**24,960**
Comprehensive income:								
Net income	-	-	-	1,616	-	-	-	1,616
Other comprehensive income:								
Foreign currency translation adjustments	-	-	-	-	(178)	-	-	(178)
Comprehensive income								1,438
Exercise of stock options	13	-	29	-	-	-	-	29
Issuance of capital stock and warrants	235	2	1,079					1,081
Treasury shares purchased	-	-	-	-	-	11	(75)	(75)
Balance, December 31, 2001	**4,723**	**$ 47**	**$18,581**	**$ 9,851**	**$ (785)**	**49**	**$ (261)**	**$ 27,433**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,616	$ 3,304	$ 2,424
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	8,431	7,278	5,807
Loss (gain) on disposal of fixed assets	(3)	63	9
Extraordinary loss	-	-	150
Provision for doubtful accounts	38	-	135
Amortization of original issue discount included in interest expense	109	95	260
Amortization of loan fees	385	315	169
Compensation expense recognized for issuance of warrants	-	-	100
Deferred income taxes	(688)	(964)	(835)
Changes in operating assets and liabilities, net of effects from acquisitions,			
Billed accounts receivable	2,372	(2,710)	3,269
Unbilled services	888	(1,582)	(6,509)
Other assets	(692)	(58)	709
Accounts payable	(494)	(21)	(84)
Accrued expenses	(1,567)	4,980	(282)
Deferred revenues	(414)	1,244	777
Other liabilities	(631)	(941)	772
Net cash provided by operating activities	9,350	11,003	6,871
Cash flows from investing activities:			
Payments for acquisitions, net of cash acquired	(10,851)	(19,344)	(26,383)
Proceeds from the sale of fixed assets	30	-	107
Capital expenditures	(3,934)	(4,440)	(3,563)
Net cash used in investing activities	(14,755)	(23,784)	(29,839)
Cash flows from financing activities:			
Borrowings under line-of-credit agreement	31,514	31,233	23,769
Repayments under line-of-credit agreement	(24,975)	(24,836)	(31,735)
Issuance of notes payable	-	-	43,970
Repayments of notes payable	(3,000)	(2,051)	(12,355)
Repayments under capital lease arrangements	(21)	(22)	(101)
Redemption of acquisition stock options	-	(2,000)	-
Proceeds from issuance of capital stock, warrants, and options	1,035	10,900	1,161
Net cash provided by financing activities	4,553	13,224	24,709
Effect of exchange rate changes on cash and cash equivalents	(28)	(16)	9
Increase (decrease) in cash and cash equivalents	(880)	427	1,750
Cash and cash equivalents at beginning of period	3,235	2,808	1,058
Cash and cash equivalents at end of period	**$ 2,355**	**$ 3,235**	**$ 2,808**
Non-cash investing and financing activities:			
Acquisition of equipment under capital lease	$ -	$ -	$ 107

See notes to consolidated financial statements.

(in thousands, except share and per share amounts)

Opinion Research Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and basis of presentation

Opinion Research Corporation (the "Company" or "ORC") was established in 1938 to apply the principles of general public opinion polling to marketing issues facing America's largest companies. The Company has evolved to provide primary market research, social research, information services, marketing services, and telemarketing. The Company assists its commercial clients in the evaluation, monitoring and optimization of their marketing and sales efforts, addressing issues such as customer loyalty and retention, market demand and forecasting, and corporate image and competitive positioning. The Company also performs public sector primary research and provides information technology, communications, and other consulting services, primarily to agencies of the United States federal government and state and local governments. The majority of the Company's governmental projects are in the areas of health, education, and international aid. The Company's telemarketing services consist principally of outbound customer acquisition services. The Company operates in three industry and three geographic segments.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions are eliminated upon consolidation.

Revenue recognition

The Company recognizes revenues on the percentage of completion method, which relies on a periodic determination of the ratio of costs incurred to total estimated contract costs. The Company follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a project can be made. Recognized revenue and profit are subject to revisions as the project progresses to completion. Revisions in profit estimates are reflected in operations in the period in which the facts that give rise to the revision become known. These revisions could be material to the Company's results of operations.

Invoices to clients are generated in accordance with the terms of the applicable contract, which may not be directly related to the performance of services. Unbilled receivables are billed based upon the achievement of specific events as defined by each contract including deliverables, timetables and incurrence of certain costs. Billing milestones vary by contract. Unbilled receivables are classified as a current asset. Advanced billings to clients in excess of revenue earned are recorded as deferred revenues and are classified as a current liability. The Company grants credit primarily to large companies and government agencies and performs periodic credit evaluations of its clients' financial condition. The Company does not generally require collateral. Credit losses relating to clients consistently have been within management's expectations.

Cash equivalents

The Company considers as cash equivalents all highly liquid debt instruments with a maturity of three months or less when purchased.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (3-10 years). Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

Impairment of long-lived assets

The Company records impairment losses on long-lived assets used in operations or expected to be disposed when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If impairment is indicated, the carrying value of long-lived assets would be reduced to fair value.

Foreign currency translation

All assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at the balance sheet date and revenues and expenses are translated using an average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive income and are accumulated in stockholders' equity. Because cumulative translation adjustments are considered a component of permanently invested unremitted earnings of subsidiaries outside of the United States, no taxes is provided on such amounts.

Stock-based compensation

As permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its employee option plans. Under APB 25, no compensation expense is recognized at the time of the option grant if the exercise price of the employee stock option is fixed and equals or exceeds the fair market value of the underlying common stock on the date of grant and the number of shares to be issued pursuant to the exercise of such options is known and fixed at the grant date.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not to be realized in future periods.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, *Earnings per Share.*

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that, under generally accepted accounting principles, are recorded as an element of stockholders' equity but are excluded from net income. The Company's other comprehensive income is comprised of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency. Total accumulated other comprehensive income (loss) is displayed as a separate component of stockholders' equity in the accompanying consolidated balance sheets.

Computer Software

In accordance with Statement of Position 98-1 ("SOP 98-1"), *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* issued by the American Institute of Certified Public Accountants, the Company has capitalized certain internal and external costs incurred to acquire or create internal use software. Capitalized costs are amortized over five years.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in prior years have been reclassified to conform to the 2001 presentation.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement No. 141, *Business Combinations*, and Statement No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are reviewed at least annually for impairment. Other intangible assets will continue to be amortized over their useful lives. The amortization provision of Statement 142 applies to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt Statement 142 effective January 1, 2002. Had the Company applied the non-amortization provisions of Statement 142 for goodwill in 2001, the operating income for 2001 would have increased by approximately $3,400. Changes in the estimated useful lives of intangible assets are not expected to result in a material effect on net income in 2002. At the date of adoption, the Company will reclassify assembled workforce intangible assets with an unamortized balance of $864 to goodwill. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. Based on a preliminary analysis under the requirements of Statement 142, a potential goodwill impairment loss of approximately $250 to $300 in the Company's Mexican subsidiary may be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002.

In August 2001, the FASB issued Statement No. 143, *Accounting for Asset Retirement Obligations*. That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and changes the requirements for classification of discontinued operations. In October 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale.

The Company will adopt Statement 143 on January 1, 2003 and Statement 144 on January 1, 2002 with transition provisions for certain matters. The Company is currently evaluating the effects, if any, of these standards on the Company's financial position and results of operations.

3. ACQUISITIONS

In January 1998, ORC ProTel, Inc. ("ProTel"), a newly created subsidiary of the Company, purchased certain assets (not including cash or accounts receivable) and assumed certain liabilities of ProTel Marketing, Inc. The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. The purchase price was comprised of a $10,000 cash payment and 400,000 options to purchase common shares of the Company's stock, with the provision that such options may, at the option of the holders, be returned to the Company for cash payment of $2,000 on the second anniversary of the closing. The fair value of these options was $1,691 at the acquisition date and $2,000 at December 31, 1999. In January 2000, these options were returned to the Company for a payment of $2,000. The fair value of the net assets acquired was $489. The Company incurred $543 of costs related to the acquisition. Identifiable intangible assets valued at $1,250 are being amortized using the straight-line method over a period of five years. The excess of the initial consideration paid over the estimated fair value of net assets and identifiable intangible assets acquired in the amount of $10,495, has been recorded as goodwill and was amortized using the straight-line method over a period of fifteen years prior to the adoption of Statement 142.

In addition, over the years 1998 through 2000, the sellers were eligible to earn up to an additional $10,000 of cash payments, contingent upon ProTel achieving certain targets for revenues and earnings before interest, income taxes, depreciation, and amortization. Based on 2000 and 1999 operating results, additional payments totaling $3,226 and $2,897 were made to the principals and broker in March 2001 and 2000, respectively. The additional consideration has been recorded as goodwill and was amortized over the remaining life of the original goodwill prior to the adoption of Statement 142.

On April 30, 1999, the Company completed the purchase of all outstanding shares of stock of Macro International Inc. ("Macro"). The purchase price was comprised of a $22,300 cash payment and approximately $1,010 of additional costs related to the acquisition. The fair value of the net assets acquired was $8,742. Identifiable intangible assets valued at $2,960 are being amortized using the straight-line method over a period of five years. The excess of the initial consideration paid over the estimated fair value of net as sets and identifiable intangible assets acquired in the amount of $11,608, has been recorded as goodwill and was amortized using the straight-line method over a period of twenty years prior to the adoption of Statement 142.

Based upon Macro's operating results for period ended April 30, 2000, an additional payment of $3,200 was made to the sellers in July 2000. In 2001, an additional payment of $5,500 was due to the sellers based on Macro's operating results for the 12-month period ended April 30, 2001. In July 2001, the Company paid $500 in cash and issued a promissory note to the previous Macro shareholders which deferred the remaining payment from July 31, 2001 to November 1, 2001. The principal amount of the note was $5,000, with interest at a rate of 10% per annum. Both the principal amount and the accrued interest were paid in October 2001.

On August 31, 2000, the Company acquired substantially all of the assets of C/J Research, Inc. ("C/J"). The purchase price was comprised of a $9,225 cash payment and approximately $325 of additional costs related to the acquisition. The fair value of the net assets acquired was $637. Identifiable intangible assets valued at $1,300 are being amortized using the straight-line method over a period of five years. The excess consideration paid over the estimated fair value of net assets and identifiable intangible assets acquired in the amount of $7,613, has been recorded as goodwill and was amortized using the straight-line method over a period of twenty years prior to the adoption of Statement 142.

Pursuant to a Stock Purchase Agreement dated October 31, 2000, the Company, through its wholly owned subsidiary Macro, acquired all of the outstanding shares of stock of Social & Health Services, Ltd. ("SHS"), a communications and information management company based in Rockville, Maryland. The purchase price was comprised of $3,750 in cash, 144,990 shares of the Company's common stock valued at $1,000, and approximately $180 of other acquisition related costs. The fair value of the net assets acquired was $2,340. Identifiable intangible assets valued at $594 are being amortized using the straight-line method over a period of five years. The excess consideration paid over the estimated fair value of net assets and identifiable intangible assets acquired in the amount of $1,996, has been recorded as goodwill and was amortized using the straight-line method over a period of twenty years prior to the adoption of Statement 142.

The unaudited pro forma results of operations for the years ended December 31, 2000 and 1999, which assumes the consummation of Macro, C/J, and SHS purchases as of January 1, 1999, are as follows:

	2000	1999
Revenues	$180,173	$165,340
Income before extraordinary loss	$ 4,276	$ 2,895
Net income	$ 4,276	$ 2,805
Income before extraordinary loss per share:		
Basic	$ 0.76	$ 0.52
Diluted	$ 0.72	$ 0.51
Net income per share:		
Basic	$ 0.76	$ 0.50
Diluted	$ 0.72	$ 0.50

The pro forma net income includes adjustments for amortization of goodwill and identifiable intangible assets, interest expense, and the related income tax effects of such adjustments.

4. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31, 2001	2000
Billed receivables:		
U.S. governmental departments and agencies	$ 11,160	$ 11,276
Commercial clients & other	13,569	15,886
	24,729	27,162
Unbilled receivables:		
U.S. governmental departments and agencies	8,743	6,748
Commercial clients & other	4,512	7,437
	13,255	14,185
Accounts receivable, gross	37,984	41,347
Less: allowance for doubtful accounts	284	246
Accounts receivable, net	**$ 37,700**	**$ 41,101**

No single client constituted more than 10% of net accounts receivable at December 31, 2001. One client in the Company's social research business constituted 12% of net accounts receivable at December 31, 2000. In 2001, approximately 48% of the company's revenue was generated by providing services to various U.S. government departments and agencies.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2001	December 31, 2000
Leasehold improvements	$ 3,863	$ 3,393
Computer equipment and software	16,881	15,132
Furniture, fixtures, and equipment	6,693	6,105
Equipment under capital lease obligations	139	162
	27,576	24,792
Less accumulated depreciation and amortization	17,799	15,182
Property and equipment, net	$ 9,777	$ 9,610

Depreciation expense for the years ended December 31, 2001, 2000, and 1999 was $3,671, $3,626, and $3,053, respectively.

6. INTANGIBLE ASSETS

Intangible assets are as follows:

	December 31, 2001	December 31, 2000
Intangible assets	$ 9,763	$ 9,777
Less accumulated amortization	6,231	4,853
Intangible assets, net	$ 3,532	$ 4,924
Goodwill	$ 63,663	$ 58,239
Less accumulated amortization	10,519	7,131
Goodwill, net	$ 53,144	$ 51,108

Amortization expense for the years ended December 31, 2001, 2000, and 1999 was $4,760, $3,652, and $2,754, respectively.

7. INCOME TAXES

For financial reporting purposes, income before income taxes and extraordinary loss consists of the following:

	Year Ended December 31, 2001	2000	1999
United States	$ 3,497	$ 6,044	$ 4,373
Foreign	(85)	(73)	85
	$ 3,412	$ 5,971	$ 4,458

The provision (benefit) for income taxes, excluding amounts related to extraordinary loss, consists of the following:

	Year Ended December 31, 2001	2000	1999
Current:			
Federal	$ 1,662	$ 2,898	$ 1,010
State	610	593	274
Foreign	212	140	86
Total current	2,484	3,631	1,370
Deferred:			
Federal	(308)	(732)	379
State	(380)	(212)	167
Foreign	-	(20)	28
Total deferred	(688)	(964)	574
	$ 1,796	$ 2,667	$ 1,944

The difference between tax expense and the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes and extraordinary loss is as follows:

	Year Ended December 31,		
	2001	2000	1999
Statutory rate applied to pre-tax income	$ 1,160	$ 2,030	$ 1,516
Add (deduct):			
State income taxes, net of federal benefit	403	391	291
Foreign operating losses for which a tax benefit has not been recorded	42	70	85
Effect of non-deductible goodwill amortization	449	362	251
Effect of other non-deductible expenses	58	44	36
Tax credits	(160)	(165)	(100)
Other	(156)	(65)	(135)
	$ 1,796	$ 2,667	$ 1,944

The Company's deferred tax liabilities and assets consist of the following temporary differences:

	December 31,	
	2001	2000
Deferred tax liabilities:		
Intangibles	$ (641)	$ (811)
Other assets	(598)	(712)
Total deferred tax liabilities	(1,239)	(1,523)
Deferred tax assets:		
Reserves for doubtful accounts	87	76
Fixed assets	98	147
Intangibles	472	312
Compensation	624	519
Accrued expenses	253	318
Valuation allowance	-	(95)
Other	313	76
Total deferred tax assets	1,847	1,353
Net deferred tax assets (liabilities)	$ 608	$ (170)

At December 31, 2001 and 2000, the Company has net current deferred tax assets in the amount of $439 and $378, respectively, which are reported in the balance sheet in prepaid and other current assets. At December 31, 2001, the Company has net long-term deferred tax assets in the amount of $169, which are included in the balance sheet in other non-current assets. Income taxes paid in the U.S. in 2001, 2000, and 1999 were $3,205, $3,166, and $968, respectively. Income taxes paid in the U.K. in 2001, 2000, and 1999 were $114, $0, and $39, respectively.

8. DEBT

Debt consists of the following:

	December 31,	
	2001	2000
Working capital facilities	$ 17,189	$ 10,650
Notes payable	38,224	41,128
Total debt	55,413	51,778
Less current maturities	4,500	3,002
Long-term portion	$ 50,913	$ 48,776

In May 1999, the Company entered into a credit agreement with a financial institution for a facility which provided $30,000 of term notes and up to $20,000 of revolving credit for a six-year term (the "Senior Facility"). The Senior Facility carried an interest rate at the discretion of the Company of either the financial institution's designated base rate plus 100 basis points or LIBOR plus 250 basis points for both revolving credit and term notes.

On October 4, 2001, the Company amended its Senior Facility increasing the amount available under the revolving credit to up to $24,000 and to shorten the maturity for both the revolving credit and the term notes to June 1, 2004 from May 31, 2005 (the "Amendment"). Additionally, the Amendment provides an increase in interest rate to LIBOR plus 325 basis points or the financial institution's designated base rate plus 200 basis points. As of December 31, 2001, the Company had approximately $6,811 of additional credit available under the amended facility.

In conjunction with the Amendment, the Company incurred additional costs of $458, which has been recorded as other long-term assets in the Company's consolidated financial statements and, together with the previously unamortized loan fees of $611, are being amortized over the remaining term of the facility under the new Amendment.

In May 1999, the Company also issued $15,000 of subordinated debentures to a financial institution. In exchange for consideration received in connection with this debt, the Company also issued warrants to purchase a maximum of 437,029 shares of the Company's common stock at an exercise price of $5.422 per share. The warrants are exercisable from the date of issuance and expire in 2007. The Company incurred costs of $988 which are recorded as other long-term assets in the Company's consolidated financial statements and are being amortized over the term of the facility. The subordinated financing has an eight-year term and a coupon rate of 12%. The carrying value of such debt, $14,224 at December 31, 2001, is included in notes payable in the previously presented debt table.

Aggregate maturities of debt for the years ending December 31 are as follows:

2002	$ 4,500
2003	6,000
2004	30,689
2005	3,750
2006	7,500
Thereafter	3,750

The Company paid interest of $4,960, $5,500, and $2,123 for the years ended December 31, 2001, 2000, and 1999, respectively.

9. LEASES

Future minimum payments required under capital and operating leases that have noncancelable lease terms in excess of one year are as follows:

	Capital Leases	Operating Leases
2002	$ 29	$ 8,928
2003	25	8,225
2004	-	7,168
2005	-	5,089
2006	-	4,498
Thereafter	-	4,115
Total minimum lease payments	$ 54	$ 38,023
Less amounts representing interest	5	
Capitalized lease obligations	$ 49	

At December 31, 2001, the current and non-current portions of capital lease obligations of $21 and $28, respectively, were recorded in the balance sheet in other current and other non-current liabilities, respectively. Rent expense under operating leases was $7,935, $6,006, and $4,768, for the years ended December 31, 2001, 2000 and 1999, respectively. Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on similar properties.

10. BENEFIT PLANS

The Company maintains a defined contribution pension and profit sharing plan covering substantially all domestic employees ("the ORC Plan") except for Macro and SHS, which maintained separate profit sharing and 401(k) plans (the "Macro Plans" and the "SHS Plans"). As of December 31, 2001, under both the ORC and the Macro Plans, employees may contribute up to 15% of their annual salary but, not to exceed the maximum allowable under the Internal Revenue Code. Effective January 1, 2002, the salary deferral percentage is increased to 25%. The respective Board of Directors may elect to match employees' contributions or contribute to the profit sharing plan. The ORC Plan assets included 161,625 and 206,625 shares of common stock of the Company as of December 31, 2001 and 2000, respectively. The Company contributed $341, $200, and $250 to the ORC Plan in 2001, 2000, and 1999, respectively. Under the Macro Plans, the Company contributed $1,300, $1,593 and $765 in 2001, 2000 and 1999, respectively. In 2001, the Company contributed $365 to the SHS Plans.

11. REDEEMABLE EQUITY

On July 19, 2001, guidance was issued in EITF Topic No. D-98, *Classification and Measurement of Redeemable Securities*, which requires securities with redemption features, including those that become exercisable only upon a change in control, be classified outside of permanent equity. As described in the paragraphs below, certain of the Company's equity instruments purchased by LLR on September 1, 2000 contain such change-in-control redemption rights. Accordingly, the Company reclassified its consolidated balance sheet as of December 31, 2000 in its quarterly financial statements to report redeemable equity and reduce stockholders' equity in the amount of $8,900.

Pursuant to the terms of a September 1, 2000 Purchase Agreement, the Company sold and LLR purchased in a private placement (i) 1,176,458 shares of the Company's Common Stock, (ii) 10 shares of the Series B Preferred Stock, and (iii) warrants to purchase 740,500 shares of the Company's Common Stock at an exercise price of $12.00 per share, for aggregate gross proceeds of $10 million. The warrants are exercisable from the date of issuance and expire in 2010. If the Company sells shares of Common Stock in the future at a per share price below $8.50, the exercise price of the warrants would be proportionately reduced and certain contingent warrants issued to LLR at an exercise price of $.01 per share become exercisable.

The holders of Series B Preferred Stock are entitled to nominate and elect two directors to the Company's Board of Directors. The holders of the Series B Preferred Stock are not entitled to receive dividends. In the event of liquidation, each share of the Series B Preferred Stock is entitled to a liquidation preference of $10.00 per share. The Company may redeem the outstanding shares of Series B Preferred Stock at any time LLR's shareholdings fall below 10% of the Company's outstanding common shares, at a per share amount equal to the greater of the fair market value or the liquidation preference.

At any time after the fifth anniversary of the closing, LLR may exchange each share of Common Stock for one half of a share of the Company's Series C Preferred Stock. After conversion, the holders of Series C Preferred Stock are entitled to receive cumulative quarterly cash dividends at an annual rate of $2.04 per share. In the event of liquidation, each share of the Series C Preferred Stock is entitled to a liquidation preference of $17.00 per share plus all accrued and unpaid dividends. Each share of Series C Preferred Stock is convertible at all times into two shares of Common Stock.

The holders of Series C Preferred Stock are entitled to vote on all matters before the common holders, as a single class with the Common Stock, on an as if converted basis. Additionally, holders of Series C Preferred Stock as a class, may also nominate and elect two additional directors to the Company's Board of Directors, subject to LLR maintaining certain specified ownership percentages.

In the event of (i) the sale of substantially all of the assets of the Company, (ii) any consolidation or merger of the Company into another corporation or entity in which the stockholders of the Company immediately prior to such transaction hold less than 50% of the Company's voting power immediately after such transaction, or (iii) any transactions in which in excess of 50% of the Company's voting power is transferred to one or more affiliated persons, the holders of the Series B Preferred Stock and the Series C Preferred Stock may require the Company to redeem such securities at their liquidation preferences of $10.00 and $17.00 per share, respectively. Because such redemption features are not solely within the control of the Company, the Series B Preferred Stock and the 1,176,458 shares of Common Stock held by LLR (which may be exchanged into shares of Series C Preferred Stock), have been presented outside of stockholders' equity in the Company's consolidated balance sheets.

The 1,176,458 shares of Common Stock held by LLR are carried at their aggregate fair value at issuance of $8.9 million, and no changes will be made to such carrying value until a change in control of the Company is probable. Finally, because the rights to exchange shares of Common Stock into shares of Series C Preferred Stock may not be transferred by LLR to any parties other than affiliates of LLR, these rights will terminate upon any resale or transfer of the 1,176,458 LLR common shares to an unaffiliated entity. Accordingly, upon the occurrence of any such resale or transfer, the Company will reclassify a pro-rata portion of the carrying value of the LLR Common Stock into stockholders' equity.

The Company may call, solely at its discretion, the outstanding shares of Series C Preferred Stock at any time at a per share amount equal to the greater of the fair market value or the liquidation preference multiplied by 25% per annum, compounded annually from September 30, 2000, plus any accrued but unpaid dividends per share.

12. STOCK OPTIONS

The Company maintains a 1997 Stock Incentive Plan that provides for the grant of up to 1,625,000 options to purchase common stock to directors and key employees of the Company. In May 2001, the 1997 Stock Incentive Plan was amended to increase the number of shares available for grant from 1,125,000 to 1,625,000. The exercise price of options granted to employees under this plan is at least equal to the fair market value of the stock on the date of grant and is exercisable for seven years. Options granted under this plan vest equally over a three-year period.

Under the 1997 Stock Incentive Plan as amended, each Non-employee Director is granted options to acquire the "formula number" of shares of common stock on January 2nd of each year. The option exercise price for these options is equal to the fair market value of the underlying shares on the date of the grant.

These options become exercisable on the first anniversary of the date of grant provided the Non-employee Director is a member of the Board of Directors on that date. The options granted under this provision are non-qualified stock options.

For 2001, 2000 and 1999, all outside directors were granted the "formula number" of 5,000 shares. In addition, each director who chaired a committee was granted options to purchase an additional 5,000 shares of the Company's common stock.

Non-employee Directors' options terminate seven years from the date of grant or the first anniversary after the optionee ceases to serve as a member of the Board of Directors for any reason. Any options of a Non-employee Director that are not exercisable when he or she ceases to serve as a member of the Board of Directors will terminate as of the termination of the Non-employee Director's service on the Board of Directors.

Stock option transactions were as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding Balance at December 31, 1998	1,169,706	$5.64
1999		
Granted	50,000	$5.35
Canceled	(117,332)	$5.56
Exercised	(147,582)	$6.18
Outstanding Balance at December 31, 1999	954,792	$5.55
2000		
Granted	264,000	$8.75
Canceled	(76,859)	$6.18
Exercised	(118,300)	$5.01
Outstanding Balance at December 31, 2000	1,023,633	$6.39
2001		
Granted	124,000	$6.49
Canceled	(26,224)	$7.01
Exercised	(39,500)	$5.06
Outstanding Balance at December 31, 2001	**1,081,909**	$6.43

In December 1997, 200,000 non-plan options were granted to three senior executives. These non-plan options were issued with an exercise price equal to the market value of the stock at the date of grant. As of December 31, 2001, 110,000 of the December 1997 non-plan options were issued and outstanding. In January 2000, an additional 90,000 non-plan options were granted to a senior executive and were outstanding as of December 31, 2001. All such non-plan options have a vesting period of three years and a life of seven years. All non-plan options are included in the previously presented option table.

Options exercisable at December 31, 2001, 2000, and 1999 were 785,410, 705,399 and 736,960, respectively. Exercise prices for options outstanding as of December 31, 2001 for the plan ranged from $3.63 to $8.875 per share. The weighted average remaining term of the outstanding options is 3.81 years. As of December 31, 2001, there were 467,709 shares available for grant under the 1997 Stock Incentive Plan.

In accordance with the provisions of Statement 123, the Company applies APB 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense. If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by Statement 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated in the table below:

	2001	2000	1999
Net income - as reported	$ 1,616	$ 3,304	$ 2,424
Net income - pro forma	$ 1,193	$ 2,836	$ 2,239
Basic earnings per share - as reported	$ .28	$ .70	$ .57
Basic earnings per share - pro forma	$ .21	$ .60	$ .53
Diluted earnings per share - as reported	$ .27	$ .65	$ .56
Diluted earnings per share - pro forma	$ .20	$ .56	$ .52

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected dividend yield	0%	0%	0%
Expected stock price volatility	62.9%	66.8%	63.1%
Risk-free interest rate	5.1%	6.3%	5.4%
Expected life of options	7 years	7 years	7 years

The weighted average fair value of options granted during 2001, 2000, and 1999 was $4.34, $6.12 and $3.56 per share, respectively.

The Company has 1,442,529 and 1,432,529 warrants issued and outstanding with a weighted average exercise price of $8.79 as of December 31, 2001 and 2000, respectively. These warrants are immediately exercisable.

At December 31, 2001, the Company has reserved an aggregate of 3,967,529 shares of common stock for issuance upon the exercise or conversion of all outstanding securities and the purchase of common stock under various stock purchase plans (see Note 13).

13. STOCK PURCHASE PLANS

In May 2001, the Company's stockholders approved the adoption of the Opinion Research Corporation Employee Stock Purchase Plan (the "Qualified Plan"), the Opinion Research Corporation Stock Purchase Plan for Non-employee Directors and Designated Employees and Consultants (the "Non-Qualified Plan"), and the ORC Holdings, Ltd. Employee Share Ownership Plan (the "U.K. Plan"). The Company has reserved, under the Qualified Plan, Non-Qualified Plan and the U.K. Plan, 500,000, 200,000 and 200,000 shares, respectively, of the Company's common stock for future issuance. These plans allow eligible employees and non-employee directors, and consultants who meet certain qualifications to purchase the Company's common stock at 85% of the lower of the fair market value at the beginning or end of each offering period. For the year ended December 31, 2001, there were 142,767, 63,664, and 8,380 shares purchased under the Qualified Plan, Non-Qualified Plan, and the U.K. Plan, respectively.

14. INTEREST RATE INSTRUMENTS

At December 31, 2000, the Company had an interest rate cap agreement outstanding for a notional amount of $3,000. This agreement expired in January 2001. The Company does not currently utilize any interest rate derivative financial instruments.

15. SEGMENTS

The Company identifies its segments based on the Company's geographic locations and industries in which the Company operates. The Company currently has four reportable segments: U.S. Market Research, U.K. Market Research, Teleservices, and Social Research. There were no significant inter-segment events which materially affected the consolidated financial statements. The Company measures segment profits as operating profit, which is defined as income before interest and other non-operating expenses and income taxes. Information on segments and a reconciliation to the consolidated total, are as follows:

	U.S. Market Research	U.K. Market Research	Teleservices	Social Research	Total Segments	Other	Consolidated
Year Ended December 31, 2001:							
Revenues from external customers	$ 41,271	$ 18,369	$ 18,466	$ 95,302	$173,408	$ 3,501	$176,909
Depreciation and amortization	2,427	721	2,164	2,954	8,266	165	8,431
Operating income (loss)	(1,214)	935	2,401	7,357	9,479	(654)	8,825
Interest and other non-operating expenses, net						5,413	5,413
Income before income taxes							$ 3,412
Total assets	$ 30,348	$ 9,597	$ 20,220	$ 49,692	$109,857	$ 3,059	$112,916
Capital expenditures	$ 1,515	$ 297	$ 461	$ 1,474	$ 3,747	$ 187	$ 3,934
Year Ended December 31, 2000:							
Revenues from external customers	$ 37,807	$ 16,956	$ 19,744	$ 83,011	$157,518	$ 3,391	$160,909
Depreciation and amortization	2,047	736	1,873	2,469	7,125	153	7,278
Operating income (loss)	1,500	727	2,851	6,664	11,742	(90)	11,652
Interest and other non-operating expenses, net						5,681	5,681
Income before income taxes							$ 5,971
Total assets	$ 33,565	$ 9,369	$ 22,564	$ 48,010	$113,508	$ 2,449	$115,957
Capital expenditures	$ 1,573	$ 297	$ 651	$ 1,744	$ 4,265	$ 175	$ 4,440
Year Ended December 31, 1999:							
Revenues from external customers	$ 36,915	$ 15,411	$ 16,907	$ 44,961	$114,194	$ 4,427	$118,621
Depreciation and amortization	1,906	750	1,442	1,568	5,666	141	5,807
Operating income	3,227	174	1,965	2,815	8,181	282	8,463
Interest and other non-operating expenses, net						4,005	4,005
Income before income taxes and extraordinary loss							$ 4,458
Total assets	$ 22,163	$ 9,829	$ 20,072	$ 37,559	$ 89,623	$ 2,343	$ 91,966
Capital expenditures	$ 632	$ 1,414	$ 1,094	$ 438	$ 3,578	$ 92	$ 3,670

International long-lived assets are $5,264, $5,746 and $6,444 in 2001, 2000, and 1999, respectively. In 2001, 2000 and 1999, revenues from one customer of the Company's Social Research segment represented $18,980, $21,623 and $12,592 of the Company's total revenues, respectively. Revenues in the "Other" category were generated from the Company's Asia and Mexico operations. As these segments are not significant, results are not presented separately.

16. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31, 2001	2000	1999
Numerator:			
Income before extraordinary loss	$ 1,616	$ 3,304	$ 2,514
Numerator for basic and diluted earnings per share	$ 1,616	$ 3,304	$ 2,514
Denominator:			
Denominator for basic earnings per share,			
Weighted-average shares	5,762	4,692	4,244
Effect of dilutive stock options	230	361	88
Denominator for diluted earnings per share			
Adjusted weighted-average shares	5,992	5,053	4,332
Basic earnings per share	$ .28	$ .70	$ .59
Diluted earnings per share	$ .27	$ .65	$ .58

17. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2001				
Revenues	$ 43,972	$ 41,943	$ 45,159	$ 45,835
Gross profit	$ 13,209	$ 13,042	$ 14,148	$ 14,985
Net income	$ 188	$ 5	$ 354	$ 1,069
Earnings per common share:				
Basic	$ 0.03	$ 0.00	$ 0.06	$ 0.19
Diluted	$ 0.03	$ 0.00	$ 0.06	$ 0.18
2000				
Revenues	$ 43,678	$ 37,661	$ 40,659	$ 38,911
Gross profit	$ 15,042	$ 13,085	$ 13,492	$ 13,315
Net income	$ 909	$ 777	$ 834	$ 784
Earnings per common share:				
Basic	$ 0.16	$ 0.17	$ 0.19	$ 0.18
Diluted	$ 0.16	$ 0.16	$ 0.18	$ 0.16

18. SPLIT-DOLLAR LIFE INSURANCE

The Company has entered into an agreement with a trust established in the name of an officer of the Company. Under the agreement, the Company pays certain premiums on the life insurance policy on the officer, to which the trust is the beneficiary. The Company has been assigned certain rights to the assets of the trust as collateral for the premium paid on this life insurance policy. The amount paid by the Company for the premiums on this policy was $46 for both years ended December 31, 2001 and 2000.

The cumulative premiums paid are recorded in other assets in the accompanying consolidated balance sheets. In the event the policy is terminated, the officer has guaranteed the repayment of the amount due from the trust, and has pledged certain personal assets to the Company to collateralize such guarantee.

19. EXTRAORDINARY LOSS

The Company recorded an extraordinary loss, net of tax benefits, of $90 in 1999. This non-cash charge was a result of the write-off of unamortized loan origination fees in connection with debt refinancing in 1999.

20. JOINT VENTURES

The Company entered into a joint venture agreement during 2001 for the purpose of developing new research-based products. Through the end of 2002, it is expected that the Company will fund up to $1,000 in cash or services related to the joint venture. All amounts funded will be charged to expense. The Company expensed approximately $70 in 2001.

BOARD OF DIRECTORS

John F. Short
Chairman, Chief Executive Officer
& President
Opinion Research Corporation

James A. Bulvanoski
Independent Director

Dale J. Florio
Independent Director
Co-founder
Princeton Public Affairs Group

John J. Gavin
Independent Director
President & Chief Operating Officer
Right Management Consultants, Inc.

Stephen A. Greyser, D.B.A.
Independent Director
Richard P. Chapman
Professor (Marketing/
Communications) Emeritus
Harvard Business School

Seth J. Lehr
Independent Director
Founding Partner
LLR Equity Partners, L.P.

Frank J. Quirk
Chief Executive Officer
ORC Macro

Lenard B. Tessler
Independent Director
Managing Director
Cerberus Capital Management, L.P.

WORLDWIDE MANAGING BOARD

John F. Short
Chairman, Chief Executive Officer &
President
Opinion Research Corporation

James C. Burke
Chief Human Resource Officer
Opinion Research Corporation

Richard I. Cornelius
Deputy Managing Director
ORC International UK

Douglas L. Cox
Chief Financial Officer & Secretary
Opinion Research Corporation

Kevin P. Croke
Director of Finance
Opinion Research Corporation

Michael T. Errecart, Ph.D.
President
ORC Macro

James C. Fink, Ph.D.
Vice Chairman
Chief Executive Officer,
Worldwide Marketing Research
Opinion Research Corporation

Greg N. Mahnke, Ph.D.
Executive Vice President
ORC Macro

Nigel P. Maxfield, Ph.D.
Managing Director
ORC International UK

Gerard J. Miodus
Director, Program Management
ORC International US

Frank J. Quirk
Chief Executive Officer
ORC Macro

Jeffrey T. Resnick
President
Global Business Ventures
Opinion Research Corporation

Allen E. Wolf
President
ORC ProTel

Ruth R. Wolf
Chief Executive Officer
ORC ProTel

OPINION RESEARCH CORPORATION WORLDWIDE OFFICES

Worldwide Headquarters

P.O. Box 183
Princeton, NJ 08542
800-444-4672/908-281-5100
Fax: 908-281-5103

23 Orchard Road, Suite 1
Skillman, NJ 08558
800-444-4672
Fax: 908-281-5103

In the Americas:

Arlington Heights
ORC International
3150 Salt Creek Lane
Arlington Heights, IL 60005
847-253-1100
Fax: 847-253-1587

Atlanta
ORC Macro
3 Corporate Square NE
Suite 370
Atlanta, GA 30329
404-321-3211
Fax: 404-321-3688

Bethesda
ORC Macro
7315 Wisconsin Avenue
Suite 400W
Bethesda, MD 20814
301-657-3070
Fax: 301-657-3862

Burlington
ORC Macro
126 College Street
Burlington, VT 05401
802-863-9600
Fax: 802-863-8974

Calverton
ORC Macro
11785 Beltsville Drive
Calverton, MD 20705
301-572-0200
Fax: 301-572-0999

Chicago
ORC International
One North LaSalle Street
Suite 4400
Chicago, IL 60602
312-641-9325
Fax: 312-641-9322

Columbia
ORC Macro
7910 Oakland Mills Road
Columbia, MD 21046
301-854-0603
Fax: 410-290-3279

Dayton
ORC ProTel
40 West 4th Street
6th Floor
Dayton, OH 45402
Phone: 937-223-1701
Fax: 937-223-2090

Detroit
ORC International
30600 Telegraph Road
Suite 3150
Bingham Farms, MI 48025
248-644-3046
Fax: 248-644-3220

Lansing
ORC ProTel
17213 Continental Drive
Lansing, IL 60438
708-418-0600
Fax: 708-418-7457

Los Angeles
ORC Macro
1680 North Vine Street
Suite 724
Los Angeles, CA 90028
323-463-6852
Fax: 323-463-9492

Mexico City
ORC International
AV. Insurgentes Sur No. 1971
Torre III, Piso 11
Col. Guadalupe Inn
Mexico, D.F.
C.P. 01020
52-55-56617707
Fax: 52-55-56617572

New York
ORC Macro
116 John Street
Suite 800
New York, NY 10038
212-941-5555
Fax: 212-941-7031

Plattsburgh
ORC Macro
2640 Arizona Avenue,
Suite 1500
Plattsburgh, NY 12903
518-566-9822
Fax: 518-566-9825

Princeton
ORC International
P.O. Box 183
Princeton, NJ 08542
23 Orchard Road, Suite 1
Skillman, NJ 08558
800-444-4672/908-281-5100
Fax: 908-281-5103

Reno
ORC International
1170 Financial Boulevard
Suite 500
Reno, NV 89502
775-337-1000
Fax: 775-688-3788

Rockville
ORC Macro
11426 Rockville Pike
Suite 100
Rockville, MD 20852
301-770-5800
Fax: 301-468-7394

St. Albans
ORC Macro
2 North Main Street
3rd Floor
St. Albans, VT 05478
800-277-1357
Fax: 800-277-1358

OPINION RESEARCH CORPORATION WORLDWIDE OFFICES

In the Americas (continued):

St. John
ORC ProTel
3306 Brown Rd.
St. John, MO 63114
314-426-1842
Fax: 314-426-6585

Tampa
ORC International
7887 Bryan Dairy Road
Suite 210
Largo, FL 33777
727-549-2000
Fax: 727-549-1231

Toledo
ORC International
571 Longbow Drive
Maumee, OH 43537
419-893-0029
Fax: 419-893-1977

Topeka
ORC ProTel
2111 SW Chelsea Drive
Topeka, KS 66614
785-272-6888
Fax: 785-272-7659

Tucson
ORC International
7820 East Broadway Boulevard
Suite 130
Tucson, AZ 85710
520-733-2600
Fax: 520-733-2676

In Europe:

London
ORC International
Angel Corner House
1 Islington High Street
London, England
N1 9AH
020-7675-1000
Fax: 020-7675-1900

European Information Centre
361-373 City Road
London, England
EC1V 1JJ
020-7675-1000
Fax: 020-7833-8976

Manchester
ORC International
5th Floor City Point
701 Chester Road
Stretford Manchester, England
M32 ORW
0161-877-6781
Fax: 0161-872-3997

In Asia:

Hong Kong
ORC International
1602 Ming An Plaza I
8 Sunning Road
Causeway Bay, Hong Kong
852-2882-3042
Fax: 852-2882-4515

Seoul
ORC International
4 Floor, Lutheran Building
7-20 Shincheon Dong
Songpa Gu
Seoul, 138-240 Korea
82-2-539-7981
Fax: 82-2-539-7984

Taipei
ORC International
13F-1305, Golden Tower,
88 Section 2
Chung Hsiao East Road
Taipei, Taiwan
886-2-2358-1066
Fax: 886-2-2358-1376

CORPORATE INFORMATION

Auditors
Ernst & Young LLP
MetroPark
99 Wood Avenue South
Iselin, NJ 08830

General Counsel
Wolf, Block, Schorr and
Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103

Stock Transfer Agent and Registrant
StockTrans, Inc.
7 East Lancaster Avenue
Ardmore, PA 19003

Co-Transfer Agent
Harris Trust Company
of New York
430 Park Avenue
New York, NY 10022

Investor Contact
Douglas L. Cox
Chief Financial Officer
Opinion Research Corporation
P.O. Box 183
Princeton, NJ 08542
(908) 281-3474

COMMON STOCK INFORMATION

The Company's Common Stock is currently quoted on the Nasdaq National Market under the symbol "ORCI". Prior to August 2001, the Company's Common Stock was traded on the American Stock Exchange under the symbol "OPI". The table below sets forth the high and low prices for the Company's Common Stock (the "Common Stock") for each of the four quarters of 2001 and 2000:

	High	Low
2001		
Fourth Quarter	$ 6.640	$ 2.890
Third Quarter	6.910	5.250
Second Quarter	7.600	6.100
First Quarter	7.700	4.875
2000		
Fourth Quarter	$ 7.500	$ 4.750
Third Quarter	7.750	5.750
Second Quarter	8.500	6.000
First Quarter	11.625	7.875

The closing price of the Common Stock on February 28, 2002 was $5.15 per share. As of February 28, 2002, the Company had 70 holders of record of the Common Stock (approximately 690 beneficial stockholders). The Company has not paid any dividends on the Common Stock. The Company currently intends to retain its earnings to finance future growth and therefore does not anticipate paying dividends on the Common Stock in the foreseeable future.



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